Filed by Grab Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Altimeter Growth Corp.

Commission File No.: 001-39573

Grab Reports Third Quarter 2021 Results

•	Gross Merchandise Value (“GMV”) reached a new quarterly record of $4.0 billion, up 32% year-over-year (“YoY”) in spite of a challenging operating environment

•	Deliveries GMV grew 63% YoY; Grab expects a strong recovery in mobility heading into Q4 2021

•	Average spend per user[1] on Grab’s platform grew 43% YoY to hit a record high

•	Revenue was $157 million, down 9% YoY, as a result of a decline in mobility due to the severe lockdowns in Vietnam

SINGAPORE & MENLO PARK, Calif. – November 11, 2021 – Grab Holdings Inc., Southeast Asia’s leading superapp, today announced financial results for the third quarter ended September 30, 2021.

“Despite severe lockdowns in Vietnam and heightened restrictions across the region in the third quarter due to COVID-19, we executed well on our superapp strategy and delivered strong growth,” said Anthony Tan, Group CEO and co-founder of Grab. “We achieved this even as we remained steadfast in our double bottom line commitment, including the launch of a new partnership with Mastercard to bring digital upskilling to millions of informal workers and small businesses in Southeast Asia. With recovery in sight, and the gradual reopening of economies providing tailwinds to our business, we are doubling down on investments that will help us capture a greater share of the opportunities in front of us and open up new addressable markets for Grab, such as groceries.”

Peter Oey, Chief Financial Officer of Grab, commented, “We achieved another record quarter in GMV & TPV, and saw the average spend per user on our platform increase by 43% year-over-year. This is testament to the resilience of the superapp business model, even in the face of what has been the most challenging quarter for us this year due to COVID-19. As previously guided, mobility and food delivery services were suspended in Vietnam for most of Q3, and six of our core countries in which we operate experienced tighter movement controls. As we head into the fourth quarter we are already seeing mobility demand returning strongly in certain countries. Group Mobility GMV for the first four weeks of the fourth quarter2 was 26% higher compared to the first four weeks of the third quarter3. As we experience continued growth across our businesses we will remain disciplined in our operational execution and find ways to reduce our cost to serve, while accelerating the expansion of our ecosystem.”

Third Quarter 2021 Financial and Operational Highlights

•

GMV grew 32% YoY to reach $4.0 billion, a new record for Grab. Deliveries GMV grew 63% YoY to reach $2.3 billion, which offset a 30% YoY decline in mobility GMV due to lockdowns and movement restrictions in many of our markets caused by COVID-19 and the Delta variant.

[1]	Defined as GMV per Monthly Transacting Users (MTU)
[2]	4 Weeks beginning 4 October 2021.
[3]	4 Weeks beginning 5 July 2021. Approximately when Vietnam went into full lockdown.

•	Gross Billings grew 41% YoY to $616 million, also a new all-time high.

•

Revenue was $157 million, down 9% YoY, as a result of the expected decline in mobility due to the severe lockdowns in Vietnam. Grab’s reported revenue is net of consumer, merchant and driver-partner incentives.

•

Adjusted EBITDA of $(212) million was down by $85 million YoY and up by $2 million QoQ. Adjusted EBITDA margins at (5.3%) of GMV remained consistent with the previous quarter at (5.5%). Adjusted EBITDA in Q3 2021 was negatively impacted by a drop in mobility, which has been segment Adjusted EBITDA positive since Q4 2019, as well as an increase in regional corporate costs as Grab continues to invest in product development and technology investments for the future.

•

Loss for the period grew by $366 million to $(988) million. The YoY increase in losses during the third quarter was driven primarily by non-cash expenses. Grab’s Q3 2021 loss includes $748 million in non-cash items. This primarily consists of interest accrued on Grab’s convertible redeemable preference shares, stock based compensation and fair value changes on investments. A significant proportion of such non-cash expenses is expected to cease after the business combination.

•

Monthly Transacting Users (“MTUs”) declined by 8% YoY, as a result of total lockdowns across Vietnam between July and September 2021 which saw both food delivery and ride-hailing services suspended. Normalized for Vietnam[4], Grab estimates that MTUs would have grown to 24.8 million.

•	Average spend per user, defined as GMV per MTU, increased by 43% YoY.

•	As of September 30, 2021, Grab had cash liquidity of $5.2 billion, an increase of $1.5 billion from $3.7 billion as of December 31, 2020.

($ in millions, unless otherwise stated)	Three Months Ended September 30,		2020- 2021 % Change
	2021	2020
	(unaudited)	(unaudited)
Financial Measures:
Revenue	157	172	-9%
Loss for the period	(988)	(621)	-59%
Total Segment Adjusted EBITDA (Non-IFRS)(i)	(33)	10	NM
Adjusted EBITDA (Non-IFRS)(i)	(212)	(128)	-66%
Operating Metrics(ii):
GMV	4,038	3,061	32%
MTUs (millions of users)	22.1	23.9	-8%
GMV per MTU ($)	183	128	43%
Gross Billings	616	436	41%
Partner Incentives[5]	187	132	42%
Consumer Incentives	271	132	106%

[4]

Monthly transacting users (MTUs) over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period. Normalized MTUs are based on Group MTUs and on the assumption that Vietnam MTUs remained constant since Q3 2020.

[5]

Partner incentives comprise $37 million in base partner incentives and $151 million in excess partner incentives in the third quarter of 2021 in comparison with $36 million in base partner incentives and $96 million in excess partner incentives in the third quarter of 2020.

Notes:

(i)	For a reconciliation to the most directly comparable IFRS measure see the section titled “Unaudited Financial Information and Non-IFRS Financial Measures.”

(ii)	See “Operating Metrics” section herein for an explanation of operating metrics used throughout this release.

Deliveries

•	GMV for deliveries grew 63% YoY to hit an all-time high of $2.3 billion.

•	Gross Billings for deliveries grew 74% YoY to $422 million.

•	Revenue for deliveries grew 58% YoY to $49 million.

•

Deliveries Segment Adjusted EBITDA of $(22) million improved by $1 million YoY. Deliveries Segment Adjusted EBITDA margin was at (0.9)% as a percentage of deliveries GMV, an improvement compared to (1.6)% in Q3 2020.

•	GrabMart continues to show strong traction, with GMV growing approximately 380% YoY and 78% compared to Q2 2021.

•

Grab continues to expand its role as an e-commerce enabler, particularly in deliveries. In November, Grab announced a partnership with Lazada to enable Lazada sellers to provide same-day delivery services for their consumers in Singapore via GrabExpress. Grab has a similar partnership with Lazada in Indonesia and Malaysia.

•

Grab also announced in November the addition of new major retail chains to GrabMart as it continues to scale up grocery delivery across Southeast Asia. New partners joining GrabMart include convenience store chain Indomaret in Indonesia; hypermarket chain Big C in Thailand; hypermarket chain Lotus’s Malaysia (formerly known as Tesco Malaysia); S&R supermarket in the Philippines best known for their attractive members-only discounts; and Mega Market in Vietnam, a leading wholesaler and distributor of grocery products.

Mobility

•	GMV for mobility declined 30% YoY to $529 million, primarily due to increased movement restrictions across the region as a result of COVID-19.

•	Gross Billings for mobility declined 22% YoY to $126 million.

•	Mobility Revenue was $88 million, down 26% YoY.

•	Mobility Segment Adjusted EBITDA was $64 million, a 26% decrease compared to Q3 2020. Segment Adjusted EBITDA margin for mobility reached 12.0% of GMV, up from 11.4% in Q3 2020.

•

With vaccination rates improving and countries shifting to a new long-term strategy to treat COVID-19 as endemic, Grab is seeing rapid recovery in ride-hailing demand in early Q4. Mobility GMV for the first four weeks of the fourth quarter[6], compared to the first four weeks of the third quarter[7], was 26% higher at the group level, 109% higher in Indonesia, and 106% higher in Malaysia.

•	When Vietnam started to ease restrictions, Grab was the first platform to resume offering mobility services within government restrictions in Ho Chi Minh City and Hanoi.

Financial Services

•	Grab’s financial services segment achieved another record quarter for Total Payments Volume (Pre-InterCo)[8] of $3.1 billion, a 44% increase from Q3 2020.

•	Gross Billings for financial services grew 17% YoY to $28 million.

•	Financial services Revenue grew by 11% YoY to $14 million.

•

Financial services Segment Adjusted EBITDA for Q3 2021 was $(76) million, compared to $(58) million in Q3 2020. Financial services Segment Adjusted EBITDA margin was at (2.4)% of TPV, an improvement from (2.7)% in Q3 2020.

•	Compared to the year prior, the percentage of mobility and deliveries GMV that were transacted via Grab Financial Group products such as GrabPay increased from 58.5% to 69.9%.

•

Grab has increased its ownership stake in OVO[9]. OVO is a leading digital wallet in Indonesia[10] and the most used for both online and offline payments[11]. It operates on an open ecosystem platform, with a wide range of acceptance points. Grab believes closer collaboration with OVO will create a stronger financial services platform with an open ecosystem, allowing both companies to expand the suite of financial services they can offer to ecosystem partners as well as increase speed to market.

Enterprise and New Initiatives

•	GMV for enterprise and new initiatives grew 351% YoY to $41 million.

•	Gross Billings for enterprise and new initiatives grew 414% YoY to $39 million.

•	Revenue for the segment declined by 37% YoY to $7 million.

•	Enterprise and new initiatives Segment Adjusted EBITDA was $1 million, down $4 million year on year due to continued reinvestments into growing the merchant base.

•	Segment Adjusted EBITDA margin for enterprise and new initiatives was 2.1% of GMV, down from 60.3% in Q3 2020.

[6]	Four weeks beginning 4 October 2021.
[7]	Four weeks beginning 5 July 2021. Approximately when Vietnam went into full lockdowns.
[8]

Total Payments Volume (TPV) is defined as the value of payments, net of payment reversals, successfully completed through the Grab platform for the financial services segment. Pre-InterCo means this segment data includes earnings and other amounts from transactions between entities within the Grab group that are eliminated upon consolidation.

[9]	OVO is a non-wholly owned Grab subsidiary in Indonesia and is part of Grab’s financial services segment.
[10]	Source: Euromonitor. Based on share of TPV in 2020 for digital wallet payments in Indonesia
[11]	Source: Kadence International. Based on a user survey conducted in July 2021.

As of September 30, 2021, Grab had cash liquidity (including time deposits, marketable securities and restricted cash) of $5.2 billion, an increase of $1.5 billion from $3.7 billion as of December 31, 2020. Total outstanding debt as of September 30, 2021 was $2.2 billion, a $2.0 billion increase from $212 million as of December 31, 2020, primarily due to the closing of the $2.0 billion Term Loan B Facility in January 2021.

Public listing process update

Grab’s planned business combination with Altimeter Growth Corp. (Nasdaq: AGC), a special purpose acquisition company, continues to progress and is expected to close in the fourth quarter of 2021.

Grab filed an initial registration statement on Form F-4 with the U.S. SEC on 2nd August, and amended registration statements on 13th September and 18th October. Grab remains in active communication with the SEC and expects to file another amended F-4 in the near future. A further update will be provided to the market when the Form F-4 is declared effective.

Investor Webcast

Grab’s senior management team including Anthony Tan, Group CEO and co-founder, Ming Maa, President, and Peter Oey, CFO, will host an investor webcast via Zoom to present its third quarter 2021 financial results and business updates.

Call Details:

Date & Time (Singapore): 8:00 p.m., Thursday, November 11, 2021

Date & Time (U.S. Eastern): 7:00 a.m., Thursday, November 11, 2021

Please register at the link below and webcast details will be provided to the email address provided.

Registration Link: https://grab.zoom.us/webinar/register/WN_rWdNY51_SVqqGbAw35x-vg

A replay of the webcast will be available at the Company’s investor relations website (www.grab.com/investors)

—- END —-

About Grab

Grab is Southeast Asia’s leading superapp based on GMV in 2020 in each of food deliveries, mobility and the e-wallets segment of financial services, according to Euromonitor. Grab operates across the deliveries, mobility and digital financial services sectors in over 400 cities in eight countries in the Southeast Asia region—Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam. Grab enables millions of people each day to access its driver- and merchant-partners to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending, insurance, wealth management and telemedicine, all through a single “everyday everything” app. Grab was founded in 2012 with the mission to drive Southeast Asia forward by creating economic empowerment for everyone, and since then, the Grab app has been downloaded onto millions of mobile devices. Grab strives to serve a double bottom line: to simultaneously deliver financial performance for its shareholders and a positive social impact in Southeast Asia.

About Altimeter

Altimeter Capital Management, LP is a leading technology-focused investment firm built by founders for founders with over $15 billion in assets under management. Altimeter’s mission is to help visionary entrepreneurs build iconic companies, disrupt markets and improve lives through all stages of growth. Altimeter manages a variety of venture and public funds and serves as an expert long-term partner to companies as they enter the public markets.

Contact Information

For inquiries regarding Grab, please contact:

Media

Grab: press@grab.com

Sard Verbinnen & Co: Grab-SVC@sardverb.com

Investors

Grab: investor.relations@grab.com

Blueshirt Group: GrabIR@blueshirtgroup.com

For inquiries regarding Altimeter, please contact:

press@altimeter.com

ir@altimeter.com

Forward-Looking Statements

This document and the announced investor webcast may include “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Grab Holdings Inc. (“Grab”), Grab Holdings Limited (“GHL”) and AGC and regarding Grab’s future business expectations which involve risks and uncertainties. All statements other than statements of historical fact contained in this document and the investor webcast, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Grab, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of AGC and Grab, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements contained in this document and the investor webcast are subject to a number of factors, risks and uncertainties, some of which are not currently known to Grab or AGC. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of GHL’s registration statement on Form F-4, the proxy statement/ prospectus therein, AGC’s Quarterly Report on Form 10-Q and other documents filed by GHL or AGC from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither AGC nor Grab presently know, or that AGC or Grab currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect AGC’s and Grab’s expectations, plans, projections or forecasts of future events and views. If any of the risks materialize or AGC’s or Grab’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. AGC and Grab anticipate that subsequent events and developments may cause their assessments to change. However, while GHL, AGC and Grab may elect to update these forward-looking statements at some point in the future, GHL, AGC and Grab specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document or the investor webcast does not constitute an admission by Grab nor AGC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing AGC’s or Grab’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Unaudited Financial Information and Non-IFRS Financial Measures

Grab’s unaudited selected financial data for the three months ended September 30, 2021 and 2020 included in this document and the investor webcast is based on financial data derived from the Grab’s management accounts that have not been reviewed or audited.

This document and the investor webcast also include references to non-IFRS financial measures, which include: Adjusted EBITDA, Total Segment Adjusted EBITDA and Segment Adjusted EBITDA. However, the presentation of these non-IFRS financial measures is not intended to be considered in isolation from, or as an alternative to, financial measures determined in accordance with IFRS. In addition, these non-IFRS financial measures may differ from non-IFRS financial measures with comparable names used by other companies.

Grab uses these non-IFRS financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons, and Grab’s management believes that these non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of its recurring core business operating results. For example, Grab’s management uses: Total Segment Adjusted EBITDA as a useful indicator of the economics of Grab’s business segments, as it does not include regional corporate costs.

There are a number of limitations related to the use of non-IFRS financial measures. In light of these limitations, we provide specific information regarding the IFRS amounts excluded from these non-IFRS financial measures and evaluate these non-IFRS financial measures together with their relevant financial measures in accordance with IFRS.

This document and the investor webcast also includes “Pre-InterCo” data that does not reflect elimination of intragroup transactions, which means such data includes earnings and other amounts from transactions between entities within the Grab group that are eliminated upon consolidation. Such data differs materially from the corresponding figures post-elimination of intra-group transactions.

Explanation of non-IFRS financial measures:

•	Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.

•

Adjusted EBITDA is a non-IFRS financial measure calculated as net loss adjusted to exclude: (i) interest income (expenses), (ii) other income (expenses), (iii) income tax expenses, (iv) depreciation and amortization, (v) stock-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) unrealized foreign exchange gain (loss), (viii) impairment losses on goodwill and non-financial assets, (ix) fair value changes on investments, (x) restructuring costs and (xi) legal, tax and regulatory settlement provisions.

Reconciliation of non-IFRS financial measures:

The following table presents reconciliations of Adjusted EBITDA to the most directly comparable IFRS financial measure for each of the periods indicated.

	Q3 21	Q3 20
$B
Loss for the period	(1.0)	(0.6)
Reconciling items:
Interest expense from CRPS	0.4	0.4
Depreciation and amortization expense	0.1	0.1
Others	0.3	0.0

Adjusted EBITDA	(0.2)	(0.1)

Operating Metrics

Gross Merchandise Value (GMV) is an operating metric representing the sum of the total dollar value of transactions from Grab’s services, including any applicable taxes, tips, tolls and fees, over the period of measurement. GMV is a metric by which Grab understands, evaluates and manages its business, and Grab’s management believes is necessary for investors to understand and evaluate its business. GMV provides useful information to investors as it represents the amount of a consumer’s spend that is being directed through Grab’s platform. This metric enables Grab and investors to understand, evaluate and compare the total amount of customer spending that is being directed through its platform over a period of time. Grab presents GMV as a metric to understand and compare, and to enable investors to understand and compare, Grab’s aggregate operating results, which captures significant trends in its business over time.

Monthly Transacting User (MTU) is defined as the monthly transacting users, which is an operating metric defined as the monthly number of unique users who transact via Grab’s products, where transact means to have successfully paid for any of Grab’s products. MTU is a metric by which Grab understands, evaluates and manages its business, and Grab’s management believes is necessary for investors to understand and evaluate its business.

Gross Billings is an operating metric, representing the total dollar value paid to Grab in the form of commissions and fees from each transaction, without any adjustments for incentives paid to driver- and merchant-partners or promotions to end-users, over the period of measurement. Gross Billings is a metric by which Grab evaluates and manages its business, and Grab’s management believes is necessary for investors to understand and evaluate its business. This metric enables Grab and investors to understand, evaluate and compare the total dollar value of commissions and fees charged by Grab over a period of time. Grab presents Gross Billings as a metric to understand and compare, and to enable investors to understand and compare, its aggregate operating results, which captures significant trends in its business over time.

Partner incentives is an operating metric representing the dollar value of incentives granted to driver- and merchant-partners. The incentives granted to driver- and merchant-partners include base incentives and excess incentives, with base incentives being the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by Grab from those driver- and merchant-partners, and excess incentives being the amount of payments made to driver- and merchant-partners that exceed the amount of commissions and fees earned by Grab from those driver- and merchant-partners. Consumer incentives is an operating metric representing the dollar value of discounts and promotions offered to consumers. Partner incentives and consumer incentives are metrics by which we understand, evaluate and manage our business, and we believe are necessary for investors to understand and evaluate our business. We believe these metrics capture significant trends in our business over time.

Industry and Market Data

This document also contains information, estimates and other statistical data derived from third party sources, including research, surveys or studies, some of which are preliminary drafts, conducted by third parties, information provided by customers and/or industry or general publications. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight on such estimates. Grab and AGC have not independently verified such third-party information, and make no representation as to the accuracy of such third-party information.

Important Information About the Proposed Transactions and Where to Find It

This document and the investor webcast refer to a proposed transaction between Grab and AGC. Nothing in this document or the investor webcast will constitute an offer to sell or exchange, or the solicitation of an offer to sell, subscribe for, buy or exchange any securities or solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of AGC for their consideration.

In connection with the business combination, GHL has filed a registration statement on Form F-4 (the “Registration Statement”) with the SEC that includes a preliminary proxy statement of AGC to be distributed to AGC’s shareholders in connection with AGC’s solicitation for proxies for the vote by AGC’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the preliminary prospectus of GHL relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. AGC and GHL also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement is declared effective, AGC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This document or the investor webcast is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that AGC will send to its shareholders in connection with the business combination. AGC’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with AGC’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about AGC, GHL, Grab and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by AGC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to AGC’s proxy solicitor, Okapi Partners LLC, by emailing info@okapipartners.com or mailing Okapi Partners LLC, 1212 Avenue of the Americas, 24th Floor, New York, NY 10036. The information contained on, or that may be accessed through, the websites referenced in this document and during the investor webcast is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

AGC, GHL and Grab and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from AGC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AGC’s shareholders in connection with the proposed transactions and a description of their direct and indirect interests in such transactions is set forth in the proxy statement/prospectus contained in the Registration Statement. You can find more information about AGC’s directors and executive officers in AGC’s final prospectus filed with the SEC on September 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus contained in the Registration Statement. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus contained in the Registration Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell, subscribe for or buy any securities or solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.